# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AI OKTO Corp., CIK 0002095591
CUSIP: Y2258E107
Title of class of securities: Common Shares, USD 0.001 par value per share
Address of issuer's principal executive offices: 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, Limassol, Cyprus (G4), 3036
Date of event which requires filing of this statement: 10/08/2026
Filed by CIK 0001974347
Persons authorized to receive notices and communications: Petros Panagiotis Panagiotidis, 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, Limassol, Cyprus (G4), 3036, 00 357 25 357 765

## Reporting persons
- Pani Corp. (CIK 0001974347): type of reporting person: corporation (CO); citizenship or place of organization: Liberia (N0); source of funds: other (OO); sole voting power 0; shared voting power 3,206,185; sole dispositive power 0; shared dispositive power 3,206,185; aggregate amount beneficially owned 3,206,185 (74.2% of the class)
  Comment: Note to Rows 8, 10 and 11: Consists of 3,206,185 common shares, par value $0.001 per share, of the Issuer (each common share of the Issuer, a "Share") distributed to Pani Corp. in connection with the Spin-Off Transaction (as defined below) completed on October 8, 2026.
  
  Note to Row 13: Percentage ownership is based on a total number of 4,319,916 Shares outstanding, as disclosed by the Issuer in its registration statement on Form 20-F filed with the Securities and Exchange Commission ("SEC") on September 9, 2026.
- Petros Panagiotis Panagiotidis (CIK 0002118775): type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); source of funds: other (OO); sole voting power 0; shared voting power 3,206,185; sole dispositive power 0; shared dispositive power 3,206,185; aggregate amount beneficially owned 3,206,185 (74.2% of the class)
  Comment: Note to Rows 8, 10 and 11: Consists of 3,206,185 Shares distributed to Pani Corp. in connection with the Spin-Off Transaction completed on October 8, 2026.
  
  Notes to Row 8:
  
  (1) Pelagos Holdings Corp., an entity controlled by Mr. Panagiotidis, also owns 40,000 Series B Preferred Shares of the Issuer. Each Series B Preferred Share has the voting power of 100,000 Shares.
  
  (2) Mr. Panagiotidis is the sole shareholder of Pani Corp. and he disclaims beneficial ownership of the 3,206,185 Shares held by Pani Corp., except to the extent of his pecuniary, voting and dispositive interests in such Shares.
  
  Note to Row 13: Percentage ownership is based on a total number of 4,319,916 Shares outstanding, as disclosed by the Issuer in its registration statement on Form 20-F filed with the SEC on September 9, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, USD 0.001 par value per share
Name of issuer: AI OKTO Corp.
Address of issuer's principal executive offices: 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, Limassol, Cyprus (G4), 3036

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by Pani Corp., a corporation organized under the laws of the Republic of Liberia ("Pani" or "Pani Corp."), and Petros Panagiotis Panagiotidis ("Mr. Panagiotidis"). Pani and Mr. Panagiotidis are together referred to as the "Reporting Persons".
Residence or business address: The business address of Pani is 80 Broad Street, Monrovia, Liberia. The business address of Mr. Panagiotidis is 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus.
Present principal occupation or employment: Pani operates as a holding company. The principal business of the Issuer is international energy transportation services. Mr. Panagiotidis is the Chairman and Chief Executive Officer of the Issuer, Toro Corp. ("Toro") and Robin Energy Ltd. ("Robin"), and the Chairman, Chief Executive Officer and Chief Financial Officer of Castor Maritime, Inc. ("Castor"). Each of Castor, Toro and Robin is a corporation organized under the laws of the Republic of the Marshall Islands and the majority voting power of the shares of each of Toro and Robin is controlled by Mr. Panagiotidis. The business address of each of Castor, Toro and Robin is 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus. The principal business of Toro and Robin is international energy transportation services. Castor is an international provider of shipping transportation services.
Criminal convictions in the last five years: During the last five years, neither Reporting Person nor, to the knowledge of the Reporting Persons, the Sole Director (as defined below), has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither Reporting Person nor, to the knowledge of the Reporting Persons, the Sole Director, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Pani is a corporation organized under the laws of the Republic of Liberia. Mr. Panagiotidis is a citizen of Greece.

Information regarding the sole director and sole officer of Pani (the "Sole Director") is set forth on Schedule I attached as Exhibit 99.1 to this Schedule 13D, which is incorporated herein by reference in response to this Item 2.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On October 8, 2026, Toro effected certain transactions, including the distribution of Shares on a pro rata basis to holders of common stock of Toro (the "Spin-Off Transaction"). Shareholders of Toro received one Share for every eight shares of Toro's common stock owned on October 1, 2026, the record date for the Spin-Off Transaction.

As a holder of 25,649,485 shares of Toro's common stock as of October 1, 2026, Pani received 3,206,185 Shares in connection with the Spin-Off Transaction.

In connection with the Spin-Off Transaction, Pelagos Holdings Corp. ("Pelagos"), an entity controlled by Mr. Panagiotidis, received 40,000 Series B Preferred Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
Pani received the Shares described in this Schedule 13D in connection with the Spin-Off Transaction. Any Reporting Person may from time to time acquire additional securities of the Issuer, or retain or sell all or a portion of the Shares then held by the Reporting Persons, in the open market, block trades, underwritten public offerings or privately negotiated transactions.

Mr. Panagiotidis serves as the Chairman and Chief Executive Officer of the Issuer and therefore regularly engages in discussions with management of the Issuer, the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, which discussions may include matters ranging from the operations and conduct of the Issuer's business to considering or exploring extraordinary corporate transactions including the events listed in Items 4(a) through 4(j) of Schedule 13D. In connection with these discussions, the Reporting Persons may, either directly or through one or more affiliates, determine to take any available course of action or to take no course of action and may at any time and from time to time take steps to further or implement such course of action, including any of the events listed in Items 4(a) through 4(j) of Schedule 13D.

Any action or actions the Reporting Persons may undertake with respect to their investment in the Issuer or the operations and conduct of the Issuer's business will be dependent upon the Reporting Persons' review of numerous factors (including, but not limited to: ongoing evaluation of the Issuer's business, financial condition, operations, prospects and strategic alternatives; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; tax considerations; liquidity of the Issuer's securities; estate planning considerations of a Reporting Person; and other factors and future developments) and the Reporting Persons specifically reserve the right to change their intentions, or to formulate plans and proposals, with respect to any or all of the matters described in this Item 4, subject to applicable law and regulations.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See items 7 through 13 on each cover page to this Schedule 13D, which are incorporated by reference into this Item 5(a). Pani is controlled by Mr. Panagiotidis as its sole shareholder. Mr. Panagiotidis may be considered to be a beneficial owner of the Shares held by Pani by virtue of his control of the equity and voting power of Pani. The Shares held by the Reporting Persons represent approximately 74.2% of the outstanding Shares. Such percentage is calculated based on a total number of 4,319,916 Shares outstanding, as disclosed by the Issuer in its registration statement on Form 20-F filed with the SEC on September 9, 2026. Pelagos, an entity controlled by Mr. Panagiotidis, also owns 40,000 Series B Preferred Shares of the Issuer. Each Series B Preferred Share has the voting power of 100,000 Shares.

To the best knowledge of the Reporting Persons, the Sole Director does not own any Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See items 7 through 13 on each cover page to this Schedule 13D, which are incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: The response set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 5(c). Except as described herein, the Reporting Persons, and to their knowledge, the Sole Director, have not effected any transactions in the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Mr. Panagiotidis is the Chairman and Chief Executive Officer of Toro and Mr. Panagiotidis controls a majority of the voting power of the shares of Toro. Toro owns 5,000,000 of the 1.00% Series A Fixed Rate Non-Cumulative Perpetual Convertible Preferred Shares (the "Series A Preferred Shares") of the Issuer, which it acquired in connection with the Spin-Off Transaction. Dividends on the Series A Preferred Shares accrue and are non-cumulative from their issue date and are payable quarterly on each Dividend Payment Date (as defined in the Series A Statement of Designation (as defined below)) declared by the board of directors of the Issuer. The dividend rate is 1.00% per annum of the stated amount of $5.00 per share (the "Stated Amount"); or at the board's election, a number of PIK shares (as defined in the Series A Statement of Designation) for each outstanding Series A Preferred Share equal to the Dividend Amount (as defined in the Series A Statement of Designation) divided by the Stated Amount, and no more, in either case. Dividends on the Series A Preferred Shares shall be non-cumulative; to the extent dividends on the Series A Preferred Shares are not declared and paid, in full or otherwise, such unpaid dividends shall not accumulate and shall cease to accrue and be payable and the Issuer will have no obligation to pay such dividend, whether or not dividends are declared for any subsequent period. The rights of the holders of the Series A Preferred Shares rank senior to the obligations to holders of the Shares and the Series B Preferred Shares. The Issuer may, at its option, at any time when less than one third of the Series A Preferred Shares issued on their issue date remain outstanding, redeem the Series A Preferred Shares in whole or in part at a cash redemption price equal to the Stated Amount, together with an amount equal to dividends that have accrued but have not been paid from the then current Dividend Period (as defined in the Series A Statement of Designation) to, but excluding the redemption date. In addition, the Issuer may, at its option, at any time when less than one third of the Series A Preferred Shares issued on their issue date remain outstanding, redeem the Series A Preferred Shares in whole or in part, in exchange for Units (as defined in the Series A Statement of Designation) based on the applicable conversion price pursuant to the terms of the Series A Statement of Designation. The Series A Preferred Shares are perpetual and have no maturity date. In addition, the Series A Preferred Shares are convertible, in whole or in part but not in an amount of less than 150,000 Series A Preferred Shares, at their holder's option, into Units, where each unit consists of two Shares, from and after the third anniversary of their issue date. The Series A Preferred Shares do not have voting rights, except (i) in certain circumstances when dividends payable on the Series A Preferred Shares have not been paid for at least eight quarterly dividend periods, the holders of the Series A Preferred Shares shall be entitled to elect one or more additional directors of the Issuer and (ii) in addition to any other vote or consent of shareholders required by law or by the Issuer's amended and restated articles of incorporation, holders of the Series A Preferred Shares shall have voting rights in respect of certain actions that would alter the rights of the holders of the Series A Preferred Shares. A copy of the Statement of Designation of Rights, Preferences and Privileges of the Series A Preferred Shares (the "Series A Statement of Designation") is attached to this Schedule 13D as Exhibit 99.3 hereto and is incorporated in its entirety into this Item 6.

Pelagos, an entity controlled by Mr. Panagiotidis, owns 40,000 Series B Preferred Shares of the Issuer. In the event that the Issuer declares a dividend of the stock of a subsidiary which it controls, the holders of the Series B Preferred Shares are entitled to receive preferred shares of such subsidiary. The Series B Preferred Shares have no other dividend or distribution rights. Upon any liquidation, dissolution or winding up of the Issuer, the Series B Preferred Shares shall have the same liquidation rights as, and rank pari passu with, the Shares up to their par value of $0.001 per share and, thereafter, the Series B Preferred Shares have no right to participate further in the liquidation, dissolution or winding up of the Issuer. The Series B Preferred Shares are not redeemable by the Issuer. Each Series B Preferred Share has the voting power of 100,000 Shares and counts for 100,000 votes for purposes of determining quorum at a meeting of shareholders of the Issuer. The Series B Preferred Shares are not convertible into Shares. A copy of the Statement of Designation of Rights, Preferences and Privileges of the Series B Preferred Shares of the Issuer is attached to this Schedule 13D as Exhibit 99.4 hereto and is incorporated in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of this Schedule 13D includes the following exhibits:

Exhibit No.

99.1 -- Schedule I - Information regarding the sole director and sole officer of Pani Corp.

99.2 -- Joint Filing Agreement dated October 15, 2026 between Pani Corp. and Petros Panagiotis Panagiotidis.

99.3 -- Statement of Designation of Rights, Preferences and Privileges of 1.00% Series A Fixed Rate Non-Cumulative Perpetual Convertible Preferred Shares (incorporated by reference to Exhibit 1.3 to AI OKTO CORP.'s registration statement on Form 20-F filed with the SEC on September 9, 2026). https://www.sec.gov/Archives/edgar/data/2095591/000114036126036053/ny20077620x5_ex1-3.htm

99.4 -- Statement of Designation of Rights, Preferences and Privileges of the Series B Preferred Shares of AI OKTO CORP. (incorporated by reference to Exhibit 1.4 to AI OKTO CORP.'s registration statement on Form 20-F filed with the SEC on September 9, 2026). https://www.sec.gov/Archives/edgar/data/2095591/000114036126036053/ny20077620x5_ex1-4.htm

## Signatures
- Pani Corp.: /s/ Andreas Avgousti, Andreas Avgousti / Director (10/16/2026)
- Petros Panagiotis Panagiotidis: /s/ Petros Panagiotis Panagiotidis, Petros Panagiotis Panagiotidis (10/16/2026)